The Marquie Group, Inc.

Brittany Ebbertt

Securities and Exchange Commission

Washington, D.C. 20549

April 27, 2022

Dear Ms. Ebbertt,

I have reviewed your letter dated April 20, 2022.

1. For Item Number 1, we agree to discuss any identified material weakness in our internal control over financial reporting disclosures in future Form 10-K filings.

2. For Item Number 2, we shall revise all future filings to reflect the language you’ve noted.

I hope this answers your questions accordingly.

Sincerely,

Marc Angell

Chief Executive Officer

7901 4th ST N, STE 4000, St. Petersburg, FL 33702